Exhibit 5.1

[Cleary Gottlieb Steen & Hamilton LLP Letterhead]

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E-Mail: dmclaughlin@cgsh.com

February 12, 2020

Fomento Económico Mexicano, S.A.B. de C.V.

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, NL

64410 Mexico

Ladies and Gentlemen:

We have acted as special United States counsel to Fomento Económico Mexicano, S.A.B. de C.V. (the “Company”), a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, in connection with the Company’s offering pursuant to a registration statement on Form F-3 (File No. 333-233960) (the “Registration Statement”) of U.S. $300,000,000 aggregate principal amount of 3.500% Senior Notes due 2050 (the “Securities”). The Securities will be issued under an indenture dated as of April 8, 2013 (the “Base Indenture”) between the Company, as issuer, and The Bank of New York Mellon, as trustee (the “Trustee”), security registrar, paying agent and transfer agent, as supplemented by the Third Supplemental Indenture dated as of January 16, 2020 (the “Third Supplemental Indenture”) between the Company and the Trustee, and the Fourth Supplemental Indenture dated as of February 12, 2020 (the “Fourth Supplemental Indenture” and, together with the Base Indenture and the Third Supplemental Indenture, the “Indenture”) between the Company and the Trustee.

In arriving at the opinion expressed below, we have reviewed the Registration Statement, including the Base Indenture, which is filed as an exhibit thereto, and we have reviewed the Fourth Supplemental Indenture and the global note representing the Securities, as executed by the Company and authenticated by the Trustee. In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

Fomento Económico Mexicano, S.A.B. de C.V., p. 2

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Securities are the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Fourth Supplemental Indenture.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation) and (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, to general principles of equity and to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

We express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action relating to the Indenture or the Securities where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist. We note that (a) the designation in Section 115 of the Base Indenture, Section 901 of the Third Supplemental Indenture and Section 301 of the Fourth Supplemental Indenture of the U.S. federal courts sitting in New York City as the venue for actions or proceedings relating to the Securities or the Base Indenture is (notwithstanding the waiver in Section 115 of the Base Indenture, Section 901 of the Third Supplemental Indenture and Section 301 of the Fourth Supplemental Indenture) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceeding and (b) the enforceability in the United States of the waiver in Section 115 of the Base Indenture, Section 901 of the Third Supplemental Indenture and Section 301 of the Fourth Supplemental Indenture by the Company of any immunity from jurisdiction or to service of process is subject to the limitations imposed by the United States Foreign Sovereign Immunities Act of 1976.

We note that by statute New York provides that a judgment or decree rendered in a currency other than the currency of the United States shall be converted into U.S. dollars at a rate of exchange prevailing on the date of entry of the judgment or decree. There is no corresponding federal statute and no controlling federal court decision on this issue. Accordingly, we express no opinion as to whether a federal court would award a judgment in a currency other than U.S. dollars or, if it did so, whether it would order the conversion of the judgment into U.S. dollars.

Fomento Económico Mexicano, S.A.B. de C.V., p. 3

We express no opinion as to the enforceability of Section 1009 of the Base Indenture, providing for indemnification by the Company of the Trustee and the holders of the Securities against any loss in obtaining the currency due to the Trustee or such holders of the Securities from a court judgment in another currency.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the incorporation by reference of this opinion in the Registration Statement and to the reference to this firm in the prospectus constituting a part of the Registration Statement under the heading “Validity of Debt Securities” and in any prospectus supplement related thereto under the heading “Validity of the Notes” as counsel for the Company who have passed on the validity of the Securities being registered by the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder. The opinion expressed herein is rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Duane McLaughlin
Duane McLaughlin, a Partner